UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

•	This disclosure is the amendment and addition of the previous filing regarding the provisional earnings of 1st quarter 2021 which was disclosed on April 13, 2021.

•

The amended amounts are only applied to Revenue and Operating Profit of Q1 2021 on Consolidated Financial Statements Base and the related ratio changes over previous periods. The amended parts are marked in blue color as shown in the table below.

•

The below earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

•	This disclosure also contains Exhibit 99.1, an English translated documents of POSCO’s provisional performance of the 1st quarter 2021.

1. Provisional Earnings in Consolidated Financial Statements Base

		(In hundred millions of KRW)
		Q1 2021	Q4 2020	Changes over Q4 2020(%)	Q1 2020	Changes over Q1 2020(%)
Revenue	Amount	160,687	152,642	+5.3	145,458	+10.5
	Yearly Amount	160,687	577,928	—	145,458	+10.5
Operating Profit	Amount	15,524	8,634	+79.8	7,053	+120.1
	Yearly Amount	15,524	24,030	—	7,053	+120.1
Profit before Income Tax	Amount	15,596	5,184	+200.8	6,604	+136.2
	Yearly Amount	15,596	20,251	—	6,604	+136.2
Profit	Amount	11,388	7,346	+55.0	4,347	+162.0
	Yearly Amount	11,388	17,882	—	4,347	+162.0
Profit Attributable to Owners of the Controlling Company	Amount	10,248	7,010	+46.2	3,954	+159.2
	Yearly Amount	10,248	16,021	—	3,954	+159.2

2. Provisional Earnings in Separate Financial Statements Base

		(In hundred millions of KRW)
		Q1 2021	Q4 2020	Changes over Q4 2020(%)	Q1 2020	Changes over Q1 2020(%)
Revenue	Amount	78,004	70,774	+10.2	69,699	+11.9
	Yearly Amount	78,004	265,099	—	69,699	+11.9
Operating Profit	Amount	10,729	5,237	+104.9	4,581	+134.2
	Yearly Amount	10,729	11,352	—	4,581	+134.2
Profit before Income Tax	Amount	13,061	1,714	+662.0	6,170	+111.7
	Yearly Amount	13,061	10,179	—	6,170	+111.7
Profit	Amount	9,522	3,254	+192.6	4,530	+110.2
	Yearly Amount	9,522	9,659	—	4,530	+110.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: April 27, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office

2021 1Q Earnings Release April 26, 2021 Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the first quarter of 2021. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

1Q 2021 Earnings Release Business Performance (Parent/Consolidated) Financial Structure Subsidiary Performance Appendix Contents 2021 Business Outlook

Business Performance_Sales/Production(Parent) 9,066 8,723 Crude Steel Product △20 (thousand tons) QoQ 9,579 9,559 8,920 Production Sales Sales Volume 8,621 8,992 54.8 58.5 8,812 57.4 Domestic Sales Ratio QoQ (thousand tons, %) △180 △1.1%p 1Q20 4Q20 1Q21 ○ Production volume maintained QoQ, with the effort to meet the demand, despite maintenance and less working days ○ World-premium product sales ratio went up driven by CR/Plated products, while sales volume declined due to maintenance Sales Volume (k tons, QoQ) : HR △246, Plate △22, CR/Plated steel +114, etc ※ Maintenance : Gwangyang No.1 HR line (13 days), No.1 Plate line (14 days) [WTP Sales Volume(k tons)] * Utilization rate : Crude Steel Production / Crude Steel Capacity WTP WTP Sales Ratio* 27.6 29.7 32.5 +2.8%p *Un-ordered and semi-product figure excluded in total sales volume Production efforts(4Q20 figure = 100) : [Crude Steel ratio](Pohang) 100.5 (Gwangyang) 102.3 , [HMR] 99.8 Product Production volume (k tons, QoQ) : HR △236, Plate △49, CR/Plated +284, etc (k tons) 1Q20 4Q20 1Q21 QoQ Carbon Steel 8,242 8,458 8,432 △26 STS 481 502 488 △14 [Carbon Steel Production Volume] ’20.1Q 2,267 ’20.4Q 2,540 4 +1.6%p Utilization Rate* 89.6% 93.7% 95.3% ’21.1Q 2,728 QoQ +188 1Q20 4Q20 1Q21 △40 8,960

Business Performance_Parent/Consolidated Parent Revenue Operating Profit QoQ (billion KRW) +723 OP Margin +549 +6.4%p 1Q20 6,970 458 6.6% ○ Operating profit edged up QoQ as margin spread widened led by product price increase 【Operating Profit (billion KRW)】 4Q20 7,077 7.4% 524 1Q21 7,800 13.8% 1,073 Sales price(carbon steel, thousand KRW/t) : 4Q20) 679 → 1Q21) 763 (+84) Iron ore applied cost (4Q 20 price = 100) : 4Q20) 100 → 1Q21) 116 5 +805 +689 +4.0%p QoQ 14,546 705 4.8% 15,264 863 5.7% 16,069 1,552 9.7% 1Q20 4Q20 1Q21 Consolidated ○ Operating profit hiked QoQ as profit from all sectors, such as steel, global & infrastructure, and new growth, improved (billion KRW) 1Q20 4Q20 1Q21 QoQ Steel 383 678 1,334 +656 Overseas (U$ m) △67 124 212 +88 Global & Infra. 376 222 347 +125 New Growth 9 25 43 +18 【Aggregated Operating Profit】 Sales Price hike 1,073 524 4Q20 +762 △191 Increase in raw material price, etc 1Q21 Production/Sales volume decrease △22 ※ Global & Infra. Sector (billion KRW) : P-Energy +53, P-E&C +39, etc (billion KRW) Revenue Operating Profit OP Margin

Financial Structure Parent (billion KRW) 1Q20 4Q20 1Q21 QoQ Liabilities ratio 73.5% 65.9% 68.3% +2.4%p EBITDA 1,590 1,800 2,453 +653 ○ Debt rose due to parent-base trade finance and ESG bond issuance of POSCO E&C, while cash levelled up by POSCO Chemical’s raise in capital (billion KRW) 1Q20 4Q20 1Q21 QoQ Liabilities ratio 28.3% 25.9% 27.6% +1.7%p EBITDA 1,045 1,132 1,673 +541 ○ Debt/EBITDA improved as profitability went up despite debt increase driven by short-term trade finance Trade finance borrowings (U$ billion) : (‘20.12/E) 0.47 → (‘21.3/E) 1.02, +0.55 Cash reduced by taking part in raising capital for POSCO Chemical : △688 billion KRW 【Liabilities ratio, EBITDA】 +1,127 △492 +1,203 QoQ QoQ △0.9 △1.2 +697 4Q20 2.2 11,430 7,755 1Q21 1.3 10,938 8,452 1Q20 2.1 11,723 8,662 4Q20 3.5 20,498 16,365 1Q20 3.8 23,503 15,351 1Q21 2.3 21,625 17,568 6 【Liabilities ratio, EBITDA】 POSCO Chemical capital raise (exclude. cash injection from POSCO) : 585 billion KRW POSCO E&C bond issuance (billion KRW) : [ESG] 140, [corporate bond] 40 Consolidated Total Debt (billion KRW) Cash Balance (billion KRW) Debt/EBITDA * Based on Moody’s standard (Consider unrecorded liabilities in debt and net finance cost in EBITDA) Cash Balance (billion KRW) Total Debt (billion KRW) Debt/EBITDA*

Subsidiary Performance _Domestic

POSCO International

- **Both revenue and profit climbed driven by booming steel and Agro and industrial materials sector**
  - Sales expanded from Steel/Iron ore, Agro crops (Corn supply to SEA, Soybean) and Non-ferrous metal (Copper) sectors



Revenue
Operating Profit
(billion KRW)
5,087
135
4,943
79
6,303
83
1Q20
4Q20
1Q21

POSCO E&C

- **Profit went up QoQ supported by upturn from construction sector**
  - Construction +25.5 billion KRW including new APT projects (Pyeongtaek Jije +3.5 bln, Hanam Gamil +3.3 bln KRW)



Revenue
Operating Profit
(billion KRW)
1,829
113
1,886
89
1,567
129
1Q20
4Q20
1Q21

POSCO Energy

- **Profit surged QoQ as both CP and SMP price per unit increased as electricity market entered its peak season**
  - Electricity price per unit (QoQ) : [CP] +33%, [SMP] +38%



Revenue
Operating Profit
(billion KRW)
422
84
353
19
424
72
1Q20
4Q20
1Q21

POSCO Chemical

- **Profit rose as chemical sector benefit from oil price uptrend and cathode materials profitability improved due to cost reduction effort from production process**
  - WTI(U$/barrel) : ’20.4Q/E) 48.52 →’21.1Q/E) 59.16 (+10.64)



Revenue
Operating Profit
(billion KRW)
377
16
441
23
455
34
1Q20
4Q20
1Q21

* CP : Capacity Price / SMP : System Marginal Price

With POSCO
1Q21 Earnings Release | Apr 26, 2021 7

Subsidiary Performance _Overseas

PT. Krakatau POSCO

- **Profit levelled up QoQ as price increased due to steel market upturn continues**
  - Product price (QoQ) : [Slab] +23%, [Plate] +17%



Revenue
Operating Profit
(USD million)
367
△38
1Q20
373
12
4Q20
455
51
1Q21

Zhangjiagang STS (PZSS)

- **Continued profit uptrend through price increase triggered by positive STS market and the company's cost reduction effort by using low-cost raw materials**
  - Product price (QoQ) : +11%



Revenue
Operating Profit
(USD million)
555
△18
1Q20
693
6
4Q20
765
20
1Q21

POSCO Maharashtra

- **Profit geared up QoQ as price climbed due to improved steel demand, led by auto and home appliance industries**
  - Product price (QoQ) : +22%



Revenue
Operating Profit
(USD million)
255
△2
1Q20
272
30
4Q20
316
52
1Q21

PY VINA

- **Profit expanded as efforts to put limitation on Malaysian imports started to take effect, supporting price increase**
  - Sales volume (thousand tons) : '20.4Q) 158 → '21.1Q) 124 (△34)
  - Product price (QoQ) : +20%

* Including billet



Revenue
Operating Profit
(USD million)
51
△3
1Q20
89
3
4Q20
85
10
1Q21

With POSCO
1Q21 Earnings Release | Apr 26, 2021 8

2021 Business Outlook 9 Parent Consolidated Crude Steel Production 37.8 million tons Product Sales 35.4 million tons CAPEX (trillion KRW) 4.4 6.8 Revenue (trillion KRW) Debt (trillion KRW) 19.8 7.7 32.8 63.2

Summarized Financial Statements Appendix Summarized F/S_Parent (IS, BS) Summarized F/S_Consolidated (IS, BS)

11 1Q20 4Q20 1Q21 QoQ Crude Steel Production (thousand tons) 9,066 9,579 9,559 △20 Product Sales (thousand tons) 8,621 8,992 8,812 △180 STS 469 482 480 △2 Carbon Steel Sales Price (thousand KRW) 692 679 763 +84 Revenue 6,970 7,077 7,800 +723 Cost of Goods Sold 6,230 6,286 6,467 +181 Gross Profit 740 792 1,334 +542 SG&A 281 268 261 △7 Operating Profit 458 524 1,073 +549 (Operating Margin) (6.6%) (7.4%) (13.8%) +6.4%p Non-Operating Profit 159 △352 233 +585 Net Profit 453 325 952 +627 (Net Margin) (6.5%) (4.6%) (12.2%) +7.6%p (billion KRW) Summarized F/S_Parent Income Statement

12 1Q20 4Q20 1Q21 QoQ Current Assets 20,774 19,580 20,398 +818 Cash Balance* 11,723 11,430 10,938 △492 Accounts Receivable 3,680 3,694 4,107 +413 Inventories 4,768 4,094 4,759 +665 Current Ratio 497.1% 384.7% 354.5% △30.2%p Non-Current Assets 37,662 37,215 37,868 +653 Other Long-term financial assets 1,197 1,073 1,190 +117 PP&E 20,182 20,217 20,079 △138 Total Assets 58,436 56,795 58,265 +1,470 Liabilities 12,886 11,680 12,585 +905 Current Liabilities 4,179 5,089 5,754 +665 Non-Current Liabilities 8,707 6,591 6,832 +241 Interesting-bearing Debt 8,662 7,755 8,452 +697 Liabilities Ratio 28.3% 25.9% 27.6% 1.7%p Equity 45,550 45,115 45,680 +565 (billion KRW) Summarized F/S_Parent Balance Sheet * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities

13 1Q20 4Q20 1Q21 QoQ Revenue 14,546 15,264 16,069 +805 Gross Profit 1,310 1,469 2,138 +669 (Gross Margin) (9.0%) (9.6%) (13.3%) (+3.7%p) SG&A 605 606 585 △21 Operating Profit 705 863 1,552 +689 (Operating Margin) (4.8%) (5.7%) (9.7%) (+4.0%p) Non-Operating Profit △51 △245 △0.1 +245 Share of Profit(Loss) of Equity-accounted Investees 32 24 78 +54 Finance Income and Costs △26 △124 △71 +53 Foreign Currency Transaction & Translation Gain(Loss) △168 265 △126 △391 Net Profit 435 735 1,139 +404 (Net Margin) (3.0%) (4.8%) (7.1%) (+2.3%p) Profit Attributable to Owners of the Controlling Company 395 701 1,025 +324 Summarized F/S_Consolidated Income Statement (billion KRW)

14 1Q20 4Q20 1Q21 QoQ Current Assets 37,813 35,831 39,442 +3,611 Cash Balance* 15,351 16,365 17,568 +1,203 Accounts Receivable 9,344 8,121 8,954 +833 Inventories 10,726 9,052 10,253 +1,201 Current Ratio 206.8% 212.6% 215.7% +3.1%p Non-Current Assets 44,448 43,256 43,380 +124 Other Long-term financial assets 1,604 1,562 1,711 +149 PP&E 30,352 29,400 29,472 +72 Total Assets 82,261 79,087 82,823 +3,736 Liabilities 34,846 31,412 33,607 +2,195 Current Liabilities 18,285 16,855 18,289 +1,434 Non-Current Liabilities 16,562 14,557 15,318 +761 Interesting-bearing Debt 23,503 20,498 21,625 +1,127 Liabilities Ratio 73.5% 65.9% 68.3% +2.4%p Equity 47,414 47,675 49,216 +1,541 Owners of the Controlling Company 44,235 44,331 45,262 +931 Summarized F/S_Consolidated Balance Sheet * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities (billion KRW)